FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


              For the month of January 1, 2005 to January 31, 2005


                          CITYVIEW CORPORATION LIMITED
                             SEC File No. 00028794


            Level 9, 28 The Esplanade, Perth Western Australia 6000


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                          Form 20-F...v.Form 40-F....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes.........No........

(If .Yes. is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)

Dated: February 14, 2005



...............
(Signed by)
THINAGARAN
Director

              LIST OF AUSTRALIAN STOCK EXCHANGE (.ASX.) DOCUMENTS

                    FROM JANUARY 1, 2005 TO JANUARY 31, 2005

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



588     Well Report . Sebaya #2 Madura Island, Indonesia
589     Well Report . Sebaya #2 Madura Island, Indonesia
590     Notice Pursuant to Subsection 708A(5)(e) of the Corporations Act 2001
        (Cth)(Act)
591     Well Report . Sebaya #2 Madura Island, Indonesia
592     Well Report . Sebaya #2 Madura Island, Indonesia
593     Report for the Quarter Ended December 31, 2004
594     Well Report . Sebaya #2 Madura Island, Indonesia

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com


January 4, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from the Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:       Medco Madura - Pertamina JOB
WELL:           Sebaya #2
RIG:            P.T Apexindo
SPUD:           11.30hrs - 29 November 2004
TARGET DEPTH:   Programmed for 5170 feet SS (sub-sea) or 5,990 feet KB
PRESENT DEPTH:  3910 feet and ran 9 5/8" inch casing shoe.

Formation Objective:
Primary:

  o Tuban Formation (Early Miocene, alternating shale and sandstone, intercalations of limestone) Reference drill stem tests 1 & 2 in Sebaya 1. Zones depths: 4300 - 5850 ft.

Secondary:

   o Tawun Formation (Middle Miocene, predominantly claystone / siltstone, intercalations of sandstone, and limestone streaks) Reference drill stem tests 3 & 4 in Sebaya 1, Zone depths 2200 to 4000 ft.

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com


January 6, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from the Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:       Medco Madura - Pertamina JOB
WELL:           Sebaya #2
RIG:            P.T Apexindo
SPUD:           11.30hrs - 29 November 2004
TARGET DEPTH:   Programmed for 5170 feet SS (sub-sea) or 5,990 feet KB
PRESENT DEPTH:  3910 feet and ran 9 5/8" inch casing shoe cemented at 3890 feet.

Formation Objective:
Primary:

   o Tuban Formation (Early Miocene, alternating shale and sandstone, intercalations of limestone) Reference drill stem tests 1 & 2 in Sebaya 1. Zones depths: 4300 - 5850 feet.
Secondary:
   o Tawun Formation (Middle Miocene, predominantly claystone / siltstone, intercalations of sandstone, and limestone streaks) Reference drill stem tests 3 & 4 in Sebaya 1, Zone depths 2200 to 4000 feet.
Present Activity Summary:
   o  9 5/8" casing cemented at 3890 feet, wellhead/BOP installed and tested.
   o Lay down 12 1/4" BHA and pick up Tesco Top Drive while waiting on Drawworks transmission repair.
Next Operation:
   o Drill out 9 5/8" casing shoe, run formation pressure integrity test. Drill to 6000 feet penetrating primary objectives between 4300 and 5900 feet.

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com


January 6, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Notice pursuant to subsection 708A(5)(e) of the Corporations Act 2001 (Cth)
(Act)

Further to its announcement of January 4, 2005 and for the purpose of subsection 708A(5)(e) of the Act, CityView Corporation Limited ("CityView") advises that it allotted and issued 10,500,000 fully paid ordinary shares to Bainsford Limited on 31 December 2004 for an issue price of $0.10 per share.

As required by subsection 708A(6) of the Act the directors of CityView advise that:
   1. CityView issued the shares without disclosure to investors under Part 6D.2 of the Act;
   2. CityView issued the shares without disclosure to investors under Part 6D.2 of the Act;
   3.  as at the date of this Notice, CityView has complied with:
         (a) the provisions of Chapter 2M of the Act as they apply to CityView; and
         (b) section 674 of the Act; and
   4. as at the date of this Notice, CityView is not in possession of any excluded information as defined in subsections 708A(7) and 708A(8) of the Act, being information that:
         (a) has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and
         (b) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:
               (i) the assets and liabilities, financial position and
                   performance, profits and losses and prospects of CityView; or
              (ii) the rights and liabilities attaching to the relevant shares.

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com


January 10, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from the Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:       Medco Madura - Pertamina JOB
WELL:           Sebaya #2
RIG:            P.T Apexindo
SPUD:           11.30hrs - 29 November 2004
TARGET DEPTH:   Programmed for 5170 feet SS (sub-sea) or 5,990 feet KB
PRESENT DEPTH:  3910 feet and ran 9 5/8" casing shoe cemented at 3890 feet.

Formation Objective: Primary            Formation Objective: Secondary
Tuban Formation (Early Miocene,         Tawun Formation (Middle Miocene,
alternating shale and sandstone,        predominantly claystone / siltstone,
intercalations of limestone)            intercalations of sandstone, and
Reference drill stem tests 1 & 2        limestone streaks) Reference drill stem
in Sebaya 1.                            tests 3 & 4 in Sebaya 1, Zone depths
Zones depths: 4300 - 5850 feet.         2200 to 4000 feet.

Present Activity Summary:
   o 9 5/8" casing cemented at 3890 feet, wellhead/BOP installed and tested 1630 hrs December 31, 2004.
   o Picked up Tesco Top Drive and drilled out 9 5/8" casing cement to 25 feet above the float shoe from 0100 hrs January 8, 2005. Wait on Drawworks transmission repair to 2400hrs January 9, 2005.
Next Operation:
   o Drill out 9 5/8" casing shoe, run formation pressure integrity test. Drill to 6000 feet penetrating primary objectives between 4300 and 5900 feet.

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com

January 24, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from the Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:       Medco Madura - Pertamina JOB
WELL:           Sebaya #2
RIG:            P.T Apexindo
SPUD:           11.30hrs - 29 November 2004
TARGET DEPTH:   Programmed for 5170 feet SS (sub-sea) or 5,990 feet KB
PRESENT DEPTH:  4625 feet.

Formation Objective: Primary            Formation Objective: Secondary
Tuban Formation (Early Miocene,         Tawun Formation (Middle Miocene,
alternating shale and sandstone,        predominantly claystone / siltstone,
intercalations of limestone)            intercalations of sandstone, and
Reference drill stem tests 1 & 2        limestone streaks) Reference drill stem
in Sebaya 1.                            tests 3 & 4 in Sebaya 1, Zone depths
Zones depths: 4300 - 5850 feet.         2200 to 4000 feet.


Present Activity Summary:
   o  Complete drawworks transmission repaired 0630hrs January 23, 2005.
   o Drilled to 3916 feet. Formation Integrity Test = 16.0 ppg EMW at 3890 feet.
   o  Drilled to 4625 feet.

Next Operation:
   o Drill to 6000 feet penetrating primary objectives between 4850 and 6000 feet (Top of Tuban and primary objectives appear to be running 450 feet deeper than originally predicted).

                                                    CityView
                                                    Corporation Limited



                          REPORT FOR THE QUARTER ENDED
                               DECEMBER 31, 2004


                               SUMMARY FACT SHEET


                                Company Details

Registered Office:                      17 Ord Street
                                        West Perth WA 6005
                                        Australia
Principal Place of Business:            Level 9
                                        28 The Esplanade
                                        Perth WA 6000
Telephone:                              (618) 9226 4788
Fax:                                    (618) 9226 4799
E-Mail:                                 info@cityviewcorp.com
Internet:                               www.cityviewcorp.com
Chairman:                               A I Saddique
Chief Executive Officer:                E Ee
Directors:                              R Goh
                                        Thinagaran
                                        Md N Ramli
                                        J F Arbouw
                                        R M Elliott
Company Secretary:                      J F Arbouw
Auditor:                                BDO
Australian Stock Exchange Symbol:       CVI
NASD Symbol:                            CTVWF
Australian Share Registry:              Computershare Investor Services Pty.
                                        Ltd.
US Share Registry:                      Computershare Trust Company Inc
--------------------------------------------------------------------------------
Market Capitalisation at June 30, 2004


Shares on Issue                         80,661,616
Options                                 Nil
Fully Diluted Capital                   80,661,616
Market Value Fully Diluted              AUD$ 5,323,667 (US$4,150,331)
--------------------------------------------------------------------------------
Trading Volume

                        AUS             US              TOTAL
MONTH                 VOLUME          VOLUME            VOLUME
------------          ------          -------           -------
October 2004         265,301          188,190           453,491
November 2004        478,195          500,123           978,318
December 2004         80,752          476,508           557,260
TOTAL                824,248        1,164,821         1,989,069

                                                    CityView
                                                    Corporation Limited



Corporate
An agreement was entered into for the sale of one fifth (1/5) of CityView's interest in Medco Madura Pty Ltd with Bainsford Limited for a consideration of A$1,108,553.00 on December 23, 2004. The sale raised working capital for CityView's administration, general expenses and exploration commitments.

CityView now holds 20% of the total issued capital of Medco Madura Pty Ltd.

An issue of ten million five hundred thousand (10,500,000) ordinary fully paid shares was made on December 31, 2004. The issue was made to Bainsford Limited who became a co-venturer in Medco Madura Pty Ltd.

The subscription price for the issue was A$0.10 per share and raised a further A$1,050,000.00 which will be used by the Company for additional working capital.

In accordance with the Shareholders Agreement for both Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd, payment was made to PT Medco Energi Internasional TBK for CityView's portion of the cash calls in relation to both blocks.

Oil & Gas Indonesia
CityView has a 20% gross interest in the Madura (674,100 acres) and a 25% gross interest in the Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operating Shareholder").

Madura Concession . Madura Island, Indonesia:
Throughout the Quarter, camp facilities mobilization to Madura was completed along with the refurbishment of the Apexindo Rig-14. In accordance with Indonesian regulations the rig was inspected by MIGAS prior to spud in. Spud in took place at 11.30hrs on November 29, 2004. By the end of the Quarter, drilling had reached 3910 feet with a 9 5/8" casing shoe cemented at 3890 feet.

Simenggaris Concession . Kalimantan Indonesia
No reports were received during the Quarter

Finance
Cash at Bank                            AUD$ 1,097,923
Expenditure for the Quarter             AUD$ 1,357,480


THINAGARAN
Director
January 24, 2005

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com

January 31, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                WELL REPORT - SEBAYA #2 MADURA ISLAND, INDONESIA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from the Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:       Medco Madura - Pertamina JOB
WELL:           Sebaya #2
RIG:            P.T Apexindo
SPUD:           11.30hrs - 29 November 2004
TARGET DEPTH:   Revised to 6350 feet
PRESENT DEPTH:  5920 feet

Formation Objective: Primary            Formation Objective: Secondary
Tuban Formation (Early Miocene,         Tawun Formation (Middle Miocene,
alternating shale and sandstone,        predominantly claystone / siltstone,
intercalations of limestone)            intercalations of sandstone, and
Reference drill stem tests 1 & 2        limestone streaks) Reference drill stem
in Sebaya 1.                            tests 3 & 4 in Sebaya 1, Zone depths
Zones depths: 4300 - 5850 feet.         2200 to 4000 feet.



Present Activity Summary:
   o  Drilling at 5920 feet.
   o Target tops ran deeper than original prognosis but still higher than in Sebaya #1.
   o There have been hydrocarbon indications at several depths. Electric logging will be carried out to obtain further information after the drilling reaches the revised target depth of 6350 feet.

Next Operation:
   o Drill to 6350 feet and condition hole for electric logs and pressure analysis/sampling. If hydrocarbons are confirmed, a 7inch liner will be run for a production test.

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION (.ASIC.) DOCUMENTS

                    FROM JANUARY 1, 2005 TO JANUARY 31, 2005

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



              NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH